# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ANYWHERE REAL ESTATE INC, CIK 0001398987
CUSIP: 75605Y106
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000312069-25-000018
Filed by CIK 0000312069

## Reporting persons
- Ramya Rao: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 6,204,224; shared voting power 15,494; sole dispositive power 6,204,224; shared dispositive power 15,494; aggregate amount beneficially owned 6,219,718 (5.59% of the class)

## Item 1. Issuer
Name of issuer: ANYWHERE REAL ESTATE INC
Address of issuer's principal executive offices: 175 Park Avenue, NJ, 07940

## Item 2. Person Filing
Name of person filing: Ramya Rao
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6219718
Percent of class: 5.59
Sole power to vote or to direct the vote: 6204224
Shared power to vote or to direct the vote: 15494
Sole power to dispose or to direct the disposition: 6204224
Shared power to dispose or to direct the disposition: 15494

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc, Barclays Capital Securities Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.

## Signatures
- Ramya Rao: Ramya Rao, Ramya Rao (02/14/2025)